Exhibit 99.1

Aurinia Reports Second Quarter 2017 Financial Results, and Provides Operational Highlights

AURORA Phase III Trial with Voclosporin Has Been Initiated

Cash of $190 million as of June 30, 2017

VICTORIA, British Columbia--(BUSINESS WIRE)--August 10, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”) has released its financial results for the second quarter ended June 30, 2017. Amounts, unless specified otherwise, are expressed in U.S. dollars.

“Our Phase III clinical trial (AURORA) evaluating voclosporin for the treatment of lupus nephritis is underway, and we are enrolling patients," said Richard Glickman, Aurinia’s CEO and Chairman of the Board. “The clinical team continues to initiate sites around the globe implementing an aggressive patient recruitment program. We are on track to complete enrollment in eighteen months.”

Operational highlights

On May 17, 2017, we announced that the first patient was dosed in AURORA, the Company’s Phase III confirmatory clinical trial evaluating voclosporin for the treatment of lupus nephritis (LN).

On June 4, 2017 and June 14, 2017, we presented additional data from our global Phase IIB AURA-LV (AURA) study in LN during the 54th European Renal Association-European Dialysis and Transplant Association Congress (ERA-EDTA) and the European Annual Congress of Rheumatology (EULAR 2017).

As previously reported, treatment with low dose voclosporin showed statistically improved efficacy over the control arm at 24 and 48 weeks. The data presented at ERA-EDTA demonstrated this improved efficacy was attained while maintaining stable serum magnesium, potassium and blood pressure levels. Well-known side effects with other calcineurin inhibitors at their effective dose include hypomagnesemia and hyperkalemia, which are associated with renal impairment and require monitoring or intervention.

The data presented at EULAR 2017 demonstrated that over the course of the 48-week trial, patients on voclosporin stayed in remission approximately twice the amount of time as those in the control group.

Financial Results for the Second Quarter Ended June 30, 2017

Cash, cash equivalents and short term investments were $189.8 million as at June 30, 2017 compared to $202.1 million as of March 31, 2017, and $39.6 million as at December 31, 2016. We believe, based on our current plans, that we have the financial resources to complete the AURORA trial and the regulatory submission process.

For the three months ended June 30, 2017, we reported a consolidated net loss of $2.4 million or $0.03 per common share. This loss included a non-cash revaluation adjustment (gain) of $7.5 million related to the estimated fair value quarterly adjustment of derivative warrant liabilities at June 30, 2017. After adjusting for this non-cash impact, the net loss before change in estimated fair value of derivative warrant liabilities was $9.9 million.

This compared to a consolidated net loss of $3.3 million or $0.10 per common share, which included a non-cash revaluation adjustment (gain) on revaluation of derivative warrant liability of $1.4 million at June 30, 2016. After adjustment for the non-cash impact of the revaluation, the net loss before change in estimated fair value of derivative warrant liabilities for the three months ended June 30, 2016 was $4.6 million.

The change in the revaluation of the derivative warrant liabilities is primarily driven by the change in our share price. Our share price decreased at June 30, 2017 compared to March 31, 2017 which resulted in a revaluation gain. These derivative warrant liabilities will ultimately be transferred to equity upon the exercise or expiry of these warrants and therefore are non-cash adjustments.

We incurred net research and development costs of $7.1 million for the three months ended June 30, 2017, as compared to $2.4 million for the same period in 2016. The increase in research and development costs for the three months ended June 30, 2017 reflected AURORA trial commencement costs, including activities such as clinical site initiations, regulatory submissions, drug manufacturing and drug distribution.

We incurred corporate, administration and business development costs of $2.9 million for the three months ended June 30, 2017, as compared with $1.8 million for the same period in 2016. These costs included a non-cash stock compensation expense of $718,000 for the three months ended June 30, 2017 compared to $9,000 for the three months ended June 30, 2016.

This press release should be read in conjunction with our unaudited interim condensed consolidated financial statements and the MD&A for the second quarter ended June 30, 2017 which are accessible on Aurinia's website at www.auriniapharma.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.

About AURORA

The AURORA trial is a 52-week global double-blind placebo controlled phase III trial that will compare the efficacy of one dose of voclosporin (23.7mg BID) or placebo added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) in achieving renal response (formerly referred to as complete remission) in patients with active LN. Both arms will also receive corticosteroids as part of background therapy. These corticosteroids will be stringently and aggressively tapered over the course of the trial.

About AURA-LV

The AURA–LV trial (Aurinia Urinary Protein Reduction in Active Lupus with Voclosporin) was a 48-week trial comparing the efficacy of two doses of voclosporin added to current standard of care of MMF against standard of care with placebo in achieving CR in patients with active LN. All arms also received low doses of corticosteroids as background therapy. 265 patients were enrolled at centers in 20 countries worldwide. On entry to the study, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of highly active nephritis. The 24-week primary and secondary endpoints were released in Q3 2016 with top-line 48-week results announced in Q1 2017. The 48-week data was presented at a late-breaking presentation at National Kidney Foundation (NKF) Spring Clinical Meeting which took place April 18-22 in Orlando, FL.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (“ESRD”), thus making LN a serious and potentially life-threatening condition.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of LN. The Company is headquartered in Victoria, BC and focuses its development efforts globally.

Forward-Looking Statements

This press release contains forward-looking statements, including statements around our analysis, assessment and conclusions around the future development and commercial potential of voclosporin; our belief that we have fully funded operations to at least completion of the AURORA Phase III clinical trial and the regulatory submission process; our belief that our prior clinical trial results will serve as the basis for a NDA submission and regulatory submissions in major global markets; and the timing of future clinical trials; summary statements relating to results of the past voclosporin trials; the timing of commencement and completion of clinical trials; and plans and objectives of management.

It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon our current expectations. Forward-looking statements involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that our analyses, assessment and conclusions of the results of the future development and commercial potential of voclosporin set forth in this release may change based on further analyses of such data, and the risk that our clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

  difficulties, delays, or failures we may experience in the conduct of our planned AURORA clinical trial;
  difficulties we may experience in completing the development and commercialization of voclosporin;

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and will only be updated in accordance with applicable law.

We seek Safe Harbor.

Aurinia Pharmaceuticals Inc.
Interim Condensed Balance Sheet (Unaudited)
(Expressed in thousands of U.S. dollars, except per share data)

	June 30, 2017 $	December 31, 2016 $
Assets

Current assets
Cash and cash equivalents	179,717	39,649
Short term investments	10,071	-
Accrued interest and other receivables	285	86
Prepaid expenses, deposits and other	2,418	1,683
	192,491	41,418

Clinical trial contract deposits	448	-
Property and equipment	32	29
Acquired intellectual property and other intangible assets	14,829	15,550

	207,800	56,997

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,439	5,791
Current portion of deferred revenue	118	118
Contingent consideration	70	2,021
	3,627	7,930

Deferred revenue	501	560
Contingent consideration	3,568	3,419
Derivative warrant liabilities	21,639	9,138

	29,335	21,047

Shareholders’ equity

Share capital
Common shares	496,726	299,815
Warrants	911	971

Contributed surplus	17,021	17,017
Accumulated other comprehensive loss	(805)	(805)
Deficit	(335,388)	(281,048)

	178,465	35,950

	207,800	56,997

Aurinia Pharmaceuticals Inc.
Interim Condensed Statements of Operations and Comprehensive Loss (Unaudited)
(Expressed in thousands of U.S. dollars, except per share data)

	Three months ended
	June 30, 2017 $	June 30, 2016 $

Revenue
Licensing revenue	329	29
Research and development revenue	-	25
Contract services	-	1

	329	55

Expenses
Research and development	7,107	2,406
Corporate, administration and business development	2,901	1,835
Amortization of acquired intellectual property and other intangible assets	364	360
Amortization of property and equipment	6	5
Contract services	-	1
Other expense (income)	(152)	85

	10,226	4,692

Net loss before change in estimated fair value of derivative warrant liabilities	(9,897)	(4,637)

Change in estimated fair value of derivative warrant liabilities	7,498	1,361

Net loss and comprehensive loss for the period	(2,399)	(3,276)

Net loss per common share
Basic and diluted loss per common share	(0.03)	(0.10)
Weighted average number of common shares outstanding (in thousands)	82,973	32,551

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor & Media Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Chief Financial Officer:
Dennis Bourgeault, 780-643-2260
dbourgeault@auriniapharma.com